FRANZESE WINE LLC

FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Members of
Franzese Wine LLC
Roseville, California

We have reviewed the accompanying financial statements of Franzese Wine LLC (the "Company"), which comprises the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, members' deficit, and cash flows for the years ending December 31, 2024, and December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

September 15, 2025
Los Angeles, California

FRANZESE WINE LLC
BALANCE SHEETS
(UNAUDITED)

As of December 31,		2024		2023
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash	$	535,353	$	75,559
Accounts Receivable		81,352		-
Inventory		358,256		254,510
Prepaids and Other Current Assets		50,000		-
Total Current Assets		**1,024,961**		**330,069**
Property and Equipment, net		55,246		-
Total Assets	$	**1,080,207**	$	**330,069**
LIABILITIES AND MEMBERS' DEFICIT				
Current Liabilities:				
Credit Cards	$	19,565	$	20,984
Current Portion of Loans and Notes		1,525,784		400,000
Other Current Liabilities		2,459		5,580
Total Current Liabilities		**1,547,808**		**426,564**
Simple Agreement for Future Equity (SAFEs)		408,818		-
Convertible note, net of current portion		600,000		600,000
Total Liabilities		**2,556,626**		**1,026,564**
MEMBERS' DEFICIT				
Members' Deficit		(1,476,419)		(696,495)
Total Members' Equity		**(1,476,419)**		**(696,495)**
Total Liabilities and Members' Deficit	$	**1,080,207**	$	**330,069**

See accompanying notes to financial statements.

FRANZESE WINE LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ 891,685	$ 473,700
Cost of Goods Sold	416,918	248,655
Gross Profit	**474,767**	**225,045**
Operating Expenses		
General and Administrative	700,226	550,626
Sales and Marketing	214,157	135,202
Total Operating Expenses	**914,383**	**685,828**
Operating Loss	**(439,616)**	**(460,783)**
Interest Expense	380,581	128,500
Other Loss/(Income)	-	(856)
Fair Value in Excess of Stated Value of SAFEs	70,252	-
Loss Before Provision for Income Taxes	**(890,449)**	**(588,427)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (890,449)**	**$ (588,427)**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Balance—December 31, 2022	$ (89,103)
Members' Contribution	150,000
Members' Distribution	(168,965)
Net income/(loss)	(588,427)
Balance—December 31, 2023	$ (696,495)
Members' Contribution	110,525
Net income/(loss)	(890,449)
Balance—December 31, 2024	$ (1,476,419)

See accompanying notes to financial statements.

FRANZESE WINE LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2024		2023
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Income/Loss)	$	(890,449)	$	(588,427)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities				
Depreciation of Property and Equipment		13,812		-
Fair Value in Excess of Stated Value of SAFEs		70,252		-
Changes in operating assets and liabilities:				
Accounts Receivable, net		(81,352)		-
Inventory		(103,746)		150,132
Prepaids and Other Current Assets		(50,000)		19,300
Credit Cards		(1,419)		(21,454)
Other Current Liabilities		(3,121)		5,580
Net Cash Used In Operating Activities		**(1,046,023)**		**(434,869)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(69,058)		-
Net Cash Used in Investing Activities		**(69,058)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Members' Contribution		110,525		150,000
Members' Distribution				(168,965)
Borrowing on Promissory Notes and Loans		1,125,784		370,000
Borrowing on Convertible Notes		-		100,000
Proceeds from Issuance of SAFEs		338,566		-
Net Cash Provided by Financing Activities		**1,574,875**		**451,035**
Change in cash		459,794		16,166
Cash—beginning of year		75,559		59,393
Cash—end of year	$	**535,353**	$	**75,559**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	380,581	$	128,500
Cash paid during the year for income taxes	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATION

Franzese Wine LLC was formed on July 14, 2021 in the state of California. The financial statements of Franzese Wine LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").   The Company's headquarters are located in Roseville, California.

Franzese Wine imports premium wines from Armenia—the world's oldest winemaking region. The company sells its branded wines online through direct-to-consumer channels and wholesale distribution, combining ancient traditions with modern craftsmanship. Each bottle embodies Franzese's personal story of transformation and passion for exceptional wine.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash includes all cash in banks. As of December 31, 2024 and 2023, the Company's cash exceeded FDIC insured limits by $285,353 and $0, respectively.

Accounts Receivable
Accounts receivable are stated at the amount expected to be collected, net of any allowance for expected credit losses. The Company adopted ASU 2016-13, Financial Instruments – Credit Losses (ASC 326), effective January 1, 2023, using the modified retrospective approach. The adoption did not have a material impact on the Company's financial statements.

The Company's customers are primarily individual consumers who prepay for services at the time of booking through the Company's website or mobile application. As a result, accounts receivable primarily consist of minor transaction timing differences with payment processors and are generally short-term in nature (typically settled within a few days).

Management evaluates expected credit losses based on historical loss experience, current conditions, and reasonable and supportable forecasts. Due to the immaterial nature of receivables and historical collection experience, the Company determined that no allowance for expected credit losses was necessary as of December 31, 2024, and 2023.

Inventories
Inventories are valued at the lower cost and net realizable value. Costs related to wines imported which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Machinery & Equipment	5 years

Impairment of Long Lived Assets
Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2024 and 2023.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. Revenue is recognized when the Company transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is recognized, the Company performs the following five-step analysis: (1) identification of the contract with the customer, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of the transaction price to the performance obligations, and (5) recognition of revenue when or as the Company satisfies each performance obligation.

For direct-to-consumer (DTC) online sales, revenue is recognized at the time the product is shipped to the customer, net of any discounts, returns, and allowances. For wholesale transactions with distributors, revenue is recognized upon delivery of the products to the distributor, as this is the point at which control transfers. Shipping and handling activities performed after control transfers are considered fulfillment activities and are expensed as incurred.

Income Taxes
The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs
Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $214,157 and $153,202, which is included in sales and marketing expenses.

Promissory Notes and Term Loans
Promissory notes and term loans are initially recognized at the principal amount received, net of any debt issuance costs. Interest expense is recognized using the effective interest method. The Company evaluates debt for modifications or extinguishments and derecognizes the liability when legally released from the obligation.

Convertible Notes
Convertible notes are accounted for in accordance with ASC 470 and ASC 815. If the embedded conversion features require bifurcation, they are recorded separately as derivative liabilities at fair value. If not bifurcated, the notes are measured at amortized cost, and any premium, discount, or beneficial conversion feature is amortized over the term of the note.

SAFE Agreements
The Company accounts for Simple Agreements for Future Equity ("SAFEs") in accordance with the guidance in ASC 480-10-25. The SAFEs represent instruments that obligate the Company to issue a variable number of equity shares upon the occurrence of certain future triggering events (such as equity financing, liquidity events, or dissolution) in exchange for a fixed monetary investment and are subject to valuation caps.

Because the SAFEs may be required to be settled in cash or a variable number of shares upon a change of control or liquidation event, and such events are not solely within the Company's control, they are considered mandatorily redeemable financial instruments or net-settled obligations under ASC 480-10-25-8. As such, the SAFEs do not meet the criteria for classification as equity and are instead classified as liabilities in the Company's balance sheet.

The Company has therefore determined that classification as a liability is appropriate based on the following considerations:
- The SAFEs contain provisions that require the Company to transfer assets (i.e., settle in cash or a variable number of shares).
- The settlement features are outside the sole control of the Company (e.g., in a change of control).
- The SAFEs do not qualify as permanent equity instruments.

The SAFEs are measured at fair value, with changes in fair value recognized in the statement of operations each period in accordance with ASC 480 and ASC 825-10. The fair value of the SAFEs is determined using valuation techniques that consider the underlying terms of the instruments and relevant market inputs.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2024	2023
Prepaid Professional Services	$ 50,000	$ -
Total Prepaids and other current asset	**$ 50,000**	**$ -**

Prepaid expenses represent payments made in advance for consulting services to be consumed within the next twelve months.

Other current liabilities consist of the following:

As of December 31,	2024	2023
Accrued Payroll	$ 2,459	$ 5,580
Total Other Current Liabilities	**$ 2,459**	**$ 5,580**

4. INVENTORY

Inventory consists of the following:

As of December 31,	2024	2023
Finished goods	$ 358,256	$ 254,510.00
Total Inventory	**$ 358,256**	**$ 254,510**

5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of Year Ended December 31,	2024	2023
Machinery & Equipment	$ 69,058	$ -
Property and Equipment, at Cost	**69,058**	**-**
Accumulated depreciation	(13,812)	-
Property and Equipment, Net	**$ 55,246**	**$ -**

Depreciation expense for the years ended December 31, 2024 and 2023 was $13,812 and $0, respectively.

6. DEBT

Promissory Notes and Loans
The Company had outstanding term loans/ notes payables with varying maturities. Details of loans outstanding are as follows:

					As of December 31, 2024			As of December 31, 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - Daniel Ramsey	$ 550,000	10.00%	9/2/2022	11/11/2025	$ 550,000	$ -	$ 550,000	$ 200,000	$ -	$ 200,000
Promissory Note -Khashi Inc	$ 1,000,000	12.00%	11/27/2023	11/27/2025	975,784	-	975,784	-	-	-
Loan Agreement - Areg Chobanian		Paid off in 2024			-	-	-	200,000		200,000
Total					**$ 1,525,784**	**$ -**	**$ 1,525,784**	**$ 400,000**	**$ -**	**$ 400,000**

The summary of the future maturities is as follows:

As of Year Ended December 31,	2024
2025	$ 1,525,784
2026	-
2027	-
2028	-
2029	-
Thereafter	-
Total	$ 1,525,784

Convertible Note

The Company has issued convertible loan notes to various lenders. Details of Convertible Notes issued and outstanding are as follows:

					As of December 2024			As of December 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Note-Tibor Vertes and Wendy Gilbert-Grey	$ 600,000	12.00%	8/31/2022	3/31/2026	$ -	$ 600,000	$ 600,000	$ -	$ 600,000	$ 600,000
Total	**$ 600,000**				**$ -**	**$ 600,000**	**$ 600,000**	**$ -**	**$ 600,000**	**$ 600,000**

On August 31, 2022, the Company has outstanding convertible promissory notes in the aggregate principal amount of $600,000. The Notes accrue interest at 12% per annum and are secured by a personal guaranty from Samvel Hakobyan, a security agreement from the Company, and a UCC-1 financing statement.

The Notes are convertible into the Company's equity under the following circumstances:

- Next Financing Conversion: Upon the closing of the Company's next equity financing with an aggregate gross proceeds of at least $600,000 (the "Next Financing"), the Holders may elect to convert the principal and accrued interest into shares of Conversion Stock at the greater of the discount price or valuation cap price. The Conversion Stock will be issued on the same terms as the securities issued in the financing.
- Maturity Conversion: At or after the Maturity Date of March 31, 2026, Holders may elect to convert the Notes, including accrued interest, into shares of Conversion Stock at a price equal to the valuation cap price in lieu of receiving cash payment.
- Change of Control or IPO: If the Company undergoes a Change of Control or initial public offering prior to repayment or conversion, the Holders may elect either to convert the Notes into Conversion Stock or receive a cash payment equal to the greater of (i) the principal and accrued interest or (ii) the amount the Holders would have received if converted into Conversion Stock immediately prior to the transaction.
- Optional   Terms
  The Notes provide for optional conversion in certain debt financings with less than $600,000 in proceeds, as well as the ability of the Holders to extend the Maturity Date or convert into common stock at a 25% discount to fair value if no qualifying financing occurs prior to the Maturity Date. All conversions are subject to rounding down to the nearest whole share.

The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and as a result are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

SAFE Agreement

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Borrowing Period	Valuation Cap	Principal Amount	Discount	As of Year Ended December 31, 2024	As of Year Ended December 31, 2023
WEFunder SAFE - 2024	2024	20,000,000	338,566	90%	338,566	-
Fair Value in Excess of Stated Value of SAFEs					$ 70,252	
Total SAFE(s)			$ 338,566		$ 408,818	$ -

The SAFE(s) provide that, upon the occurrence of certain events, the holders may receive equity or cash as follows:

- Equity Financing: Upon the Company's next equity financing before termination of the SAFE, the SAFE will automatically convert into the greater of (i) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock, or (ii) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.
- Liquidity Event: If a liquidity event occurs prior to termination of the SAFE, the holder is entitled to a portion of proceeds equal to the greater of the Purchase Amount ("Cash-Out Amount") or the amount payable based on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price ("Conversion Amount").
- Dissolution Event: In the event of a dissolution prior to termination, the holder is entitled to receive the Cash-Out Amount immediately prior to the consummation of such event.

The SAFE(s) are intended to operate like non-participating Preferred Stock with respect to payments in a Liquidity or Dissolution Event, having rights: (i) junior to outstanding indebtedness and creditor claims, (ii) on par with other SAFEs and/or Preferred Stock, and (iii) senior to Common Stock. The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

7.   EQUITY AND CAPITALIZATION

The following table summarizes the units outstanding as of December 31, 2024:

As of Year Ended December 31, 2024

Member's name	Ownership percentage
Samvel Hakobyan	95.7%
Brett Oubre, L.L.C	4.3%
TOTAL	**100.0%**

Members exercise collective control over the Company, with management authority vested in the Members. Day-to-day operations may be delegated to designated Managers or Officers. Major decisions, including admission of new Members and issuance of additional Membership Interests, require unanimous approval of all Members unless otherwise specified.

Profit distributions are made at the discretion of the Members and are generally allocated in proportion to each Member's Capital Account, which reflects their respective economic interests. Members' interests are protected from dilution without their prior written consent. Specifically, Brett Oubre's 4.3% membership interest cannot be reduced or diluted without his consent.

Members' rights to withdraw capital or terminate membership are established by the Company's governing terms. Upon withdrawal or termination, the Member's Capital Account balance is payable within 90 days, subject to any offsets for obligations owed to the Company.

8.   CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   RELATED PARTY TRANSACTIONS

There are no related party transactions As of December 31, 2024.

10.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a operating loss of $439,616, an operating cash outflow of $1,046,023 and liquid assets in cash of $535,353, which less than a year worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

11.   SUBSEQUENT EVENTS

The Company evaluated events occurring after the balance sheet date through the date these financial statements were issued and determined that there were no events requiring adjustment to, or disclosure in, the financial statements.